EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN CONNECTION WITH THE FUND'S
ACCEPTANCE OF TENDERS OF UNITS

[__________________], 2016
Dear Unitholder:

FSI Low Beta Absolute Return Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your beneficial interest (“Units”) in the Fund pursuant to its Offer to Purchase dated May 17, 2016 (the “Offer”).

Because you have tendered and the Fund has purchased all or a portion of your investment, you have been issued a non-interest bearing, non-transferable note (the “Note”). In accordance with the terms of the Offer, the Note entitles you to receive a cash payment from the Fund in an amount equal to the net asset value of the Units tendered to and purchased by the Fund as of September 30, 2016, less any applicable repurchase fee. This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [____________] within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from Private Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time) to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

The Note is held by Ultimus Fund Solutions, LLC, the Fund’s administrator, fund accountant, and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please feel free to contact the Fund at 1-877-379-7380.

Sincerely,

FSI Low Beta Absolute Return Fund